UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 33-99284

STENA AB (PUBL)

(Translation of registrant’s name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2012	STENA AB (PUBL.)

	By:	/s/ Staffan Hultgren
	Name:	Staffan Hultgren
	Title:	Vice President & Deputy CEO and Principal Financial Officer

Stena AB and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified as “forward-looking statements” by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “project,” “plan,” “predict,” “will” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate and include references to assumptions that relate to the future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-	changes in general economic and business conditions and markets;

-	changes in laws and regulations;

-	changes in International Financial Reporting Standards, (“IFRS”);

-	changes in currency exchange rates and interest rates;

-	risks incident to vessel and drilling rig operations, including discharge of pollutants;

-	introduction of competing products and services by other companies;

-	changes in trading or travel patterns;

-	increases in costs of operations or the inability to meet efficiency or cost reduction objectives;

-	changes in our business strategy; and

-	other risk factors listed in the reports we furnish to or file with the Securities and Exchange Commission from time to time.

We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three month period ended
	June 30, 2011	June 30, 2012
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	2,456	2,708	389
Drilling	1,751	1,990	286
Shipping	660	618	89
Property	594	619	89
New Businesses, Adactum	1,398	1,487	214
Other	0	1	0

Total revenues	6,859	7,423	1,067

Net valuation on investment properties	(3)	0	0
Net gain on sales of assets	24	44	6

Total other income	21	44	6

Direct operating expenses:
Ferry operations	(1,792)	(2,014)	(289)
Drilling	(742)	(853)	(123)
Shipping	(519)	(338)	(49)
Property	(192)	(196)	(28)
New Businesses, Adactum	(984)	(1,062)	(153)
Other	(1)	(4)	(1)

Total direct operating expenses	(4,230)	(4,467)	(643)

Selling and administrative expenses	(806)	(858)	(123)
Depreciation and amortization	(861)	(915)	(131)

Total operating expenses	(5,897)	(6,240)	(897)

Income from operations	983	1,227	176

Financial income and expense:
Share of affiliated companies’ results	16	8	1
Dividends received	34	34	5
Gain (loss) on securities, net	(5)	(143)	(21)
Interest income	93	92	13
Interest expense	(471)	(586)	(84)
Foreign exchange gains/(losses), net	(16)	(16)	(2)
Other financial expense, net	(123)	(67)	(10)

Total financial income and expense	(472)	(678)	(98)

Income before taxes	511	549	78

Income taxes	(66)	(109)	(16)

Net income	445	440	62

Earnings attributable to:
Equity holders of the Parent Company	429	440	62
Non-controlling interest	16	0	0

Net Income	445	440	62

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Six month period ended
	June 30, 2011	June 30, 2012
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	4,168	4,655	669
Drilling	3,649	3,316	476
Shipping	1,502	1,174	169
Property	1,173	1,214	174
New Businesses, Adactum	2,394	2,589	372
Other	4	6	1

Total revenues	12,890	12,954	1,861

Net valuation on investment properties	47	1	0
Net gain on sales of assets	24	59	8

Total other income	71	60	8

Direct operating expenses:
Ferry operations	(3,298)	(3,729)	(536)
Drilling	(1,461)	(1,497)	(215)
Shipping	(1,195)	(643)	(92)
Property	(445)	(439)	(63)
New Businesses	(1,705)	(1,878)	(270)
Other	(1)	(3)	0

Total direct operating expenses	(8,105)	(8,189)	(1,176)

Selling and administrative expenses	(1,652)	(1,635)	(235)
Depreciation and amortization	(1,715)	(1,812)	(260)

Total operating expenses	(11,472)	(11,636)	(1,671)

Income from operations	1,489	1,378	198

Financial income and expense:
Share of affiliated companies’ results	15	6	1
Dividends received	37	44	6
Gain (loss) on securities, net	192	(13)	(2)
Interest income	238	230	33
Interest expense	(910)	(1,158)	(166)
Foreign exchange gains, net	0	(27)	(4)
Other financial expense, net	(189)	(101)	(14)

Total financial income and expense	(617)	(1,019)	(146)

Income before taxes	872	359	52

Income taxes	(71)	(33)	(5)

Net income	801	326	47

Earnings attributable to:
Equity holders of the Parent Company	782	322	46
Non-controlling interest	19	4	1

Net Income	801	326	47

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Comprehensive Income (unaudited)

	Six months period ended June 30,
	2011	2012	2012
	SEK	SEK	$
	(in millions)
Result for the period	801	326	47

Other comprehensive income
Fair value gains on available-for-sale financial assets, net of tax	171	75	11
Cash flow hedges, net of tax	100	190	27
Currency translation differences	(657)	(610)	(88)
Equity hedge, net of tax	59	17	2

Total comprehensive income for the period	474	(6)	(1)

Total comprehensive income attributable to:
- owners of the Parent company	461	(10)	(2)
- Non-controlling interest	13	4	1

	474	(6)	(1)

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2011	June 30, 2012
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	3,049	3,007	432
Tangible fixed assets:
Vessels	34,185	43,069	6,185
Construction in progress	5,290	879	126
Equipment	2,303	2,914	419
Buildings and land	939	1,377	198
Ports	1,795	1,889	271

Total tangible fixed assets	44,512	50,128	7,199

Investment properties	25,753	25,857	3,713
Financial fixed assets:
Investment in associated companies	1,374	1,419	204
Investment in SPEs	4,548	4,396	631
Marketable securities	3,465	4,390	630
Other non-current assets	4,731	4,976	715

Total financial fixed assets	14,118	15,181	2,180
Total noncurrent assets	87,432	94,173	13,524

Current assets:
Inventories	632	700	101
Trade debtors	3,218	3,184	457
Other current receivables	1,611	2,189	314
Prepaid expenses and accrued income	1,448	3,086	444
Short-term investments	2,668	2,954	424
Cash and cash equivalents	1,587	2,057	295

Total current assets	11,164	14,170	2,035

Total assets	98,596	108,343	15,559

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	(2,366)	(2,702)	(388)
Retained earnings	30,071	32,277	4,636
Net Income	2,476	322	46
Non-controlling interests	211	215	31

Total shareholders’ equity	30,397	30,118	4,326

Noncurrent liabilities:
Deferred income taxes	4,248	4,279	613
Pension liabilities	962	808	116
Other provisions	1,370	1,111	160
Long-term debt	38,720	47,593	6,835
Debt in SPEs	4,143	4,116	591
Senior notes	6,236	6,162	885
Capitalized lease obligations	1,481	1,344	193
Other noncurrent liabilities	1,802	1,614	232

Total noncurrent liabilities	58,962	67,027	9,625

Current liabilities:
Short-term debt	2,842	2,780	399
Capitalized lease obligations	222	216	31
Trade accounts payable	1,281	1,691	243
Income tax payable	92	94	13
Other current liabilities	2,175	2,798	402
Accrued costs and prepaid income	2,625	3,619	520

Total current liabilities	9,237	11,198	1,608

Total shareholders’ equity and liabilities	98,596	108,343	15,559

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Reserves	Retained earnings incl. Net Income/ (loss)	Total	Non-controlling interest	Total Equity
Closing balance as of December 31, 2010	5	(1,096)	30,275	29,184	264	29,448

Acquisition of subsidiary					(25)	(25)

Subsidiary’s distribution					(54)	(54)

Exchange differences arising on the translation of foreign operations, net of tax		(751)		(751)	(6)	(757)

Change in hedging reserve, net of tax
– bunker hedge		189		189		189

– interest swap hedge		(89)		(89)		(89)

Change in fair value reserve, net of tax		171		171		171

Change in net investment hedge, net of tax		59		59		59

Net income recognized directly in equity		(421)		(421)	(6)	(427)

Net income			782	782	19	801

Total recognized income and expense		(421)	782	361	13	374

Dividend			(240)	(240)		(240)

Transfer to charity trust			(14)	(14)		(14)

Closing balance as of June 30, 2011	5	(1,517)	30,803	29,291	198	29,489

Closing balance as of December 31, 2011	5	(2,366)	32,547	30,186	211	30,397
Exchange differences arising on the translation of foreign operations, net of tax		(618)		(618)	8	(610)
Change in hedging reserve, net of tax
– bunker hedge		(141)		(141)		(141)
– interest swap hedge		331		331		331
Change in fair value reserve, net of tax		75		75		75
Change in net investment hedge, net of tax		17		17		17

Net income/(loss) recognized directly in equity		(336)		(336)	8	(328)

Net income/(loss)			326	326	(4)	322

Total recognized income and expense		(336)	326	(10)	4	(6)

Dividend			(260)	(260)		(260)

Transfer to charity trust			(14)	(14)		(14)

Closing balance as of June 30, 2012	5	(2,702)	32,599	29,903	215	30,118

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Six month period ended
	June 30, 2011	June 30, 2012
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	801	326	47
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,715	1,812	260
Net valuation of investment properties	(47)	(1)	0
Gain on sale assets	(24)	(59)	(8)
(Gain)/loss on securities, net	(192)	13	2
Unrealized foreign exchange (gains) losses	304	(327)	(47)
Deferred income taxes	(33)	(90)	(13)
Provision for pensions	(201)	(178)	(26)
Net cash flows from trading securities	45	(66)	(9)
Share of affiliated companies results	(15)	(6)	(1)
Dividend from affiliated companies	10	20	3
Other non-cash items	154	188	26
Receivables	(1,019)	(894)	(128)
Prepaid expenses and accrued income	213	(869)	(125)
Inventories	(2)	(68)	(10)
Trade accounts payable	(134)	411	59
Accrued costs and prepaid income	605	805	116
Income tax payable	37	6	1
Other current liabilities	(56)	(425)	(61)

Net cash provided by operating activities	2,161	598	86

Net cash flows from investing activities:
Purchase of intangible assets	(20)	(37)	(5)
Cash proceeds from sale of property, vessels and equipment	167	274	39
Capital expenditure on property, vessels and equipment	(6,857)	(7,715)	(1,109)
Purchase of subsidiaries, net of cash acquired	(143)	—	—
Investment in affiliated companies	(4)	(75)	(11)
Proceeds from sale of securities	3,588	1,632	234
Purchase of securities	(1,483)	(2,164)	(310)
Other investing activities	(206)	(117)	(17)

Net cash used in investing activities	(4,958)	(8,202)	(1,179)

Net cash flows from financing activities:
Proceeds from issuance of debt	121	6,704	963
Principal payments on debt	(1,543)	(822)	(118)
Net change in borrowings on line-of-credit agreements	3,980	2,896	415
Principal payments on capital lease obligations	(44)	(148)	(21)
Net change in restricted cash accounts	627	(251)	(36)
Dividend paid	(240)	(260)	(37)
Other financing activities	(97)	(37)	(5)

Net cash provided by financing activities	2,804	8,082	1,161

Effect of exchange rate changes on cash and cash equivalents	13	(8)	(1)

Net change in cash and cash equivalents	20	470	67
Cash and cash equivalents at beginning of period	1,665	1,587	228

Cash and cash equivalents at end of period	1,685	2,057	295

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company”) and have been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS.

The interim financial information included in the condensed consolidated financial statements is unaudited, but reflects all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the six months ended June 30, 2012 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into U.S. dollars (“$”) using the noon buying rate on June 30, 2012, of $1 = SEK 6.9632.

Note 2 Accounting policies

The accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2011, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3 Segment information

(SEK in millions)	Three month period ended June 31,		Six month period ended June 30,
	2011	2012	2011	2012
Income from operations:
Ferry operations	117	117	(231)	(205)
Drilling	471	643	1,096	827
Shipping: Roll-on/Roll-off vessels	36	5	66	(25)
Crude oil tankers	(64)	(36)	(133)	(64)
LNG1)	3	60	3	144
Other shipping	2	(2)	62	(2)

Total shipping	(23)	27	(2)	53
Property:	356	400	634	704
Net valuations on investment properties	(3)	0	47	1
Total property	353	400	681	705
New Businesses, Adactum	140	139	150	159
Other	(75)	(99)	(205)	(161)

Total	983	1,227	1,489	1,378

(SEK in millions)	Three month period ended June 30,		Six month period ended June 30,
	2011	2012	2011	2012
Depreciation and amortization:
Ferry operations	307	307	618	614
Drilling	419	380	848	751
Shipping: Roll-on/Roll-off vessels	52	71	88	137
Crude oil tankers	18	29	37	59
LNG1)	6	67	6	132
Other shipping	2	2	4	5

Total shipping	78	168	135	333
Property	1	1	2	2
New Businesses, Adactum	51	55	103	106
Other	5	3	9	6

Total	861	915	1,715	1,812

(SEK in millions)	Six month period ended June 30,
	2011	2012
Capital expenditures:
Ferry operations	1,103	939
Drilling	401	4,727
Shipping: Roll-on/Roll-off vessels	394	625
Crude oil tankers	4,381	63
LNG1)	—	32
Other shipping	16	7

Total shipping	4,791	727
Property	411	841
New Businesses, Adactum	150	478
Other	1	3

Total	6,857	7,715

1)	As from January 1, 2012, LNG is a new business area within shipping in the Stena AB Group. The figures for 2011 have been restated.

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers, LNG carriers and drilling rigs, managing tankers, sales of vessels, income from New Businesses and real estate rents. The period from June through September is the peak travel season for passengers of the ferry operations. Chartering activities are not generally significantly affected by seasonal fluctuations, but variations over the year may occur as a consequence of, among other things, vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also may have an impact on the results of each period.

Highlights of the first six months of 2012

As from January 1, 2012, LNG is a new business area within shipping in the Stena AB Group.

In January 2012, we acquired a commercial property, with a total size of approximately 5,000 square meters, in London, United Kingdom for a total investment of GBP 22 million.

In February 2012, we sold Stena Navigator and in March 2012, we sold Stena Caribbean, for a total gain of SEK 16 million.

In March 2012, we signed a time charter contract with LNG Shipping S.p.A. The time charter is for our LNG carrier, Stena Crystal Sky and the contract period is 40 months. LNG Shipping S.p.A, is fully owned by ENI, an Italian energy group.

New contracts have been successfully agreed for the drilling units Stena Clyde and Stena Spey with firm duration until the first quarter of 2013 and the first quarter of 2015, respectively.

The fourth DrillMAX vessel, the enhanced ice-classed ultra-deepwater drillship Stena IceMAX, was delivered in April 2012. In December 2011, a five year contract was signed with Shell for drilling services to be provided by Stena IceMAX with operation commenced June 15, 2012.

In April 2012, we acquired four modern RoPax vessels, Stena Mersey, Stena Lagan, Norman Voyager and Watling Street. The first two vessels were already on bare-boat charter to Stena Line and the latter two vessels were on charter to LD Lines and Scandlines A.G., respectively.

In May 2012, we sold Stena Caledonia for a gain of SEK 15 million.

In May, we signed a purchase contract with Scandlines where Stena acquired five routes in the Baltic Sea. Two of the routes were already operated in a cooperation between Scandlines and Stena. Final closing is planned in October.

Four new-building contracts on Product tankers were signed with Guangzhou Shipyard International in June. Contract price is USD 35 million per vessel.

In June, Stena acquired 42% in a freight route over the Black Sea on the route Istanbul-Illtjivsk.

Stena AB and Consolidated Subsidiaries

Currency effects

Our revenues and expenses, reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar, the British pound and the euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, we enter into certain derivative financial instruments. In the six month period ended June 30, 2012, approximately 30% of our total revenues were generated in USD, approximately 16% were generated in EUR, approximately 11% were generated in GBP and approximately 29% were generated in SEK.

In the six month period ended June 30, 2012, approximately 26% of our total expenses were incurred in USD, approximately 12% were incurred in EUR, 14% were incurred in GBP and approximately 34% were incurred in SEK. The reported gross revenues and expenses were influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	Jan-June	Jan-June	Change
	2011	2012
US $	6.38	6.84	7%
British pound	10.30	10.79	5%
Euro	8.94	8.88	—

Closing rates:	As of	As of	Change
	Dec 31, 2011	June 30, 2012
US $	6.8748	6.9131	1%
British pound	10.6803	10.8428	2%
Euro	8.9177	8.7572	(2)%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED JUNE 30, 2012, COMPARED TO THREE MONTHS ENDED

JUNE 30, 2011

Revenues

Total revenues increased SEK 564 million, or 8%, to SEK 7,423 million in the three months ended June 30, 2012, from SEK 6,859 million in the three months ended June 30, 2011, as a result of increased revenues in all segments except the shipping segment, together with the strengthening of the U.S. dollar and GBP against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations increased SEK 252 million, or 10%, to SEK 2,708 million in the three months ended June 30, 2012, from SEK 2,456 million in the three months ended June 30, 2011, mainly as an effect of higher freight haulage revenues as a consequence of increased freight volumes, particularly generated from the new routes in the Irish Sea acquired in 2011.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 239 million, or 14%, to SEK 1,990 million in the three months ended June 30, 2012, from SEK 1,751 million in the three months ended June 30, 2011, mainly reflecting the new contract for Stena DrillMAX Ice that started to operate June 15, 2012, together with the strengthening of the U.S. dollar against the SEK, offset by the sale of the rig Stena Tay in the fourth quarter of 2011, together with contracts at lower day rates for Stena DrillMAX and Stena Forth. In local currency, revenues increased 3% in the three months ended June 30, 2012, compared to the same period last year for the drilling operations.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 42 million, or 6%, to SEK 618 million in the three months ended June 30, 2012, from SEK 660 million in the three months ended June 30, 2011.

Revenues from crude oil tankers decreased SEK 220 million, or 48%, to SEK 239 million in the three months ended June 30, 2012, from SEK 459 million in the three months ended June 30, 2011, mainly as an effect of reduced fleet, offset by the strengthening of the U.S. dollar against the SEK.

As from January 1, 2012, LNG is reported as a new business area within shipping in the Stena AB Group. During 2011, the LNG business area was reported within the crude oil tanker segment. Operating Revenues from LNG operation increased SEK 173 million in the three months ended June 30, 2012, from SEK 10 in the three months ended June 30, 2011, including the negative impact of Stena Blue Sky being out of operation for 14 days in April 2012 because of a broken mooring, waiting time in-between charters for Stena Crystal Sky, resulting in 10 days loss of hire in May 2012, and a propulsion failure for Stena Crystal Sky resulting in 14 days off hire in June 2012. The first of our LNG carriers was put into operation in May 2011, and the other two were both put into operation in July 2011.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 10 million, or 7%, in the three months ended June 30, 2012, to SEK 134 million from SEK 144 million in the three months ended June 30, 2011, mainly due to a weakening market with renegotiated charter contracts at lower day rates

Revenues from Other Shipping increased SEK 15 million, or 32%, to SEK 62 million in the three months ended June 30, 2012, from SEK 47 million in the three months ended June 30, 2011, mainly due to the set up of a new training division within Northern Marine Manning Services in the fourth quarter of 2011.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 25 million, or 4%, to SEK 619 million in the three months ended June 30, 2012, from SEK 594 million in the three months ended June 30, 2011, mainly due to higher rental income as an effect of decreased vacancy rates for our commercial properties in Sweden together with rental income for two new commercial properties in London, purchased in July 2011 and January 2012, respectively, offset by increased vacancy rates in our property portfolio in the Netherlands.

New Businesses Adactum. Revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 89 million, or 6%, to SEK 1,487 million in the three months ended June 30, 2012, from SEK 1,398 million in the three months ended June 30, 2011, mainly due to increased revenues from Blomsterlandet, which has increased its market share and also increased its number of shops. Revenues also increased as an effect of Ballingslöv’s acquisition of the Swedish company Macro, a manufacturer of shower systems, in the fourth quarter of 2011. Of the total revenues in the three months ended June 30, 2012, SEK 665 million related to Ballingslöv, SEK 505 million related to Blomsterlandet, SEK 291 million related to Envac and

Stena AB and Consolidated Subsidiaries

SEK 26 million related to Stena Renewable, as compared to SEK 604 million related to Ballingslöv, SEK 498 million related to Blomsterlandet, SEK 274 million related to Envac and SEK 22 million related to Stena Renewable in the three months ended June 30, 2011.

Other income

Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company recorded no net change in valuation for the three months ended June 30, 2012, as compared to losses of SEK 3 million for the three months ended June 30, 2011.

Net Gain on Sale of Vessels, Shipping. In the three months ended June 30, 2012 net gains of SEK 15 million were recorded on the sale of Stena Caledonia. In the three months ended June 30, 2011, gains of SEK 24 million were recorded on the sale of the vessels Stena Leader, Stena Pioneer and Stena Seafarer.

Net Gain on Sale of Properties. In the three months ended June 30, 2012, net gains of SEK 29 million were recorded on sales of investment properties. In the three months ended June 30, 2011, no sales of properties were made.

Direct operating expenses

Total direct operating expenses increased SEK 237 million, or 6%, to SEK 4,467 million in the three months ended June 30, 2012, from SEK 4,230 million in the three months ended June 30, 2011, as a result of increased operating expenses in all segments except for shipping operations, together with the strengthening of the U.S. dollar and GBP against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 222 million, or 12%, to SEK 2,014 million in the three months ended June 30, 2012, from SEK 1,792 million in the three months ended June 30, 2011, mainly due to higher expenses for bunker fuel together with increased product and operating costs generated from new routes in the Irish Sea. Direct operating expenses for ferry operations for the three months ended June 30, 2012, were 74% of revenues, as compared to 73% for the three months ended June 30, 2011.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 111 million, or 15%, to SEK 853 million in the three months ended June 30, 2012, from SEK 742 million in the three months ended June 30, 2011. The increase mainly reflects that the rig Stena DrillMAX Ice started to operate 15 June 2012, offset by the reduction of operating expenses reflecting the sale of the rig Stena Tay in the end of 2011. Operating expenses were also increased as a result of the strengthening of the U.S. dollar against the SEK. Direct operating expenses from drilling operations for the three months ended June 30, 2012, were 43% of drilling revenues, as compared to 42% for the three months ended June 30, 2011.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 181 million, or 35%, in the three months ended June 30, 2012, to SEK 338 million from SEK 519 million in the three months ended June 30, 2011.

Direct operating expenses associated with crude oil tankers decreased SEK 259 million, or 55%, to SEK 211 million in the three months ended June 30, 2012, from SEK 470 million in the three months ended June 30, 2011, reflecting a decreased number of vessels operated, offset by the strengthening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended June 30, 2012, were 88% of revenues, as compared to 103% for the three months ended June 30, 2011. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and 5 years in advance, while revenues in the spot market vary with each voyage.

During 2011 the LNG business area was reported within the crude oil tanker segment. Operating expenses from LNG operations increased SEK 52 million, to SEK 52 million in the three months ended June 30, 2012, from SEK 0 million in the three months ended June 30, 2011. The expenses include costs for the broken mooring on Stena Blue Sky in April 2012 and propulsion failure on Stena Crystal Sky in June 2012. Direct operating expenses from LNG operations for the three months ended June 30, 2012, were 28% of LNG revenues. The first of our LNG carriers was put into operation in May 2011, with the two remaining carriers put into operation in July 2011.

Stena AB and Consolidated Subsidiaries

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 16 million, or 33%, to SEK 64 million in the three months ended June 30, 2012, from SEK 48 million in the three months ended June 30, 2011, mainly due to increased costs of new vessels operated. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended June 30, 2012, were 48% of revenues, as compared to 33% for the three months ended June 30, 2011.

Direct operating expenses with respect to Other Shipping increased SEK 10 million or 1000%, to SEK 11 million in the three months ended June 30, 2012 from SEK 1 million in the three months ended June 30, 2011, mainly relating to the expansion of the new Training Division within Northern Marine Manning Services in the fourth quarter of 2011. Direct operating expenses for Other Shipping for the three months ended June 30, 2012 were 18% of revenues, as compared to 2% for the three months ended June 30, 2011.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations increased SEK 4 million, or 2%, to SEK 196 million in the three months ended June 30, 2012, from SEK 192 million in the three months ended June 30, 2011, mainly due to the two new commercial properties in London. Direct operating expenses for property operations for the three months ended June 30, 2012 were 32% of property revenues, same as for the three months ended June 30, 2011.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations increased SEK 78 million, or 8%, to SEK 1,062 million in the three months ended June 30, 2012, from SEK 984 million in three months ended June 30, 2011, mainly as an effect of Ballingslöv’s acquisition of the Swedish company Macro, a manufacturer of shower systems, in the fourth quarter of 2011. Operating expenses also increased regarding cost for goods sold in Blomsterlandet, which has increased its market share and also increased its number of shops. Of the total operating expenses SEK 436 million related to Ballingslöv, SEK 405 million related to Blomsterlandet, SEK 216 million related to Envac and SEK 5 million related to Stena Renewable in the three months ended June 30, 2012, as compared to SEK 386 million related to Ballingslöv, SEK 392 million related to Blomsterlandet, SEK 200 million related to Envac and SEK 6 million related to Stena Renewable in the three months ended June 30, 2011. Direct operating expenses for Adactum operations for the three months ended June 30, 2012, were 71% of revenues, as compared to 70% for the three months ended June 30, 2011.

Selling and administrative expenses

Selling and administrative expenses increased SEK 52 million, or 6%, to SEK 858 million in the three months ended June 30, 2012, from SEK 806 million in the three months ended June 30, 2011, mainly due to increased personnel costs for more people employed and external bought services. Total selling and administrative expenses in the three months ended June 30, 2012, were 12% of total revenues, same as for the three months ended June 30, 2011.

Depreciation and amortization

Depreciation and amortization charges increased SEK 54 million, or 6%, to SEK 915 million in the three months ended June 30, 2012, from SEK 861 million in the three months ended June 30, 2011, mainly as a result of increased depreciation charges of new vessels delivered, offset by reduced depreciation charges for the drilling segment as an effect of the sale of the drilling rig Stena Tay in the fourth quarter of 2011. The strengthening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in U.S. dollars, contributed to the increase in depreciation and amortization charges.

Financial income and expense

Financial income and expense decreased by SEK (206) million to SEK (678) million in the three months ended June 30, 2012, from SEK (472) million in the three months ended June 30, 2011.

Share of affiliated companies’ results in the three months ended June 30, 2012, refers to the Company’s portion of the results of Midsona AB (publ), Gunnebo AB (publ), MPP MediaTec Group AB and Silurian Hallwood Plc. As of June 30, 2012, the Company’s interest in the capital of Midsona was 23.1%, its interest in the capital of Gunnebo was 26.1%, its interest in the capital of MediaTec was 42.8% and its interest in the capital of Silurian Hallwood was 29%. As of June 30, 2011, the Company’s interest in the capital of Midsona was 23.1%, its interest in the capital of Gunnebo was 26.1% and its interest in the capital of MediaTec was 42.8%.

Net gain (loss) on securities in the three months ended June 30, 2012, was SEK (143) million, of which SEK 8 million related to net realized gains on marketable securities and equity securities and investments in Special Purpose Entities (“SPEs”), SEK (178) million related to net unrealized losses on marketable securities and SEK 26 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the three months ended June 30, 2011 was SEK (5) million, of which SEK 39 million related to net realized gains on marketable securities and equity securities and investments in SPEs, SEK (65) million related to net unrealized gains on marketable securities and SEK 21 million related to the termination of the financial lease of Stena Carron.

Stena AB and Consolidated Subsidiaries

Interest income decreased by SEK 1 million to SEK 92 million in the three months ended June 30, 2012 from SEK 93 million in the three months ended June 30, 2011, due to increased interest income mainly from interest in fixed interest instruments offset by decreased interest income related to investments in SPEs. Interest income related to investments in SPEs, included in total interest income decreased SEK 17 million to SEK 33 million in the three months ended June 30, 2012, from SEK 50 million in the three months ended June 30, 2011 due to the CDO 2002 investment being unwound during 2011.

Interest expense increased by SEK (115) million to SEK (586) million in the three months ended June 30, 2012 from SEK (471) million in the three months ended June 30, 2011 reflecting higher debt outstanding. Interest expense for investments in SPEs in the three months ended June 30, 2012, decreased SEK 3 million to SEK (16) million from SEK (19) million in the three months ended June 30, 2011.

During the three months ended June 30, 2012, the Company had foreign exchange losses, net of SEK (16) million. During the three months ended June 30, 2011, the Company had foreign exchange losses, net of SEK (16) million.

Other financial income/(expense), net of SEK (67) million for the three months ended June 30, 2012, includes above all SEK (67) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK 0 million related to bunker hedges. Other financial income (expense) of SEK (123) million for the three months ended June 30, 2011 includes SEK (66) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (57) million related to bunker hedges.

Income taxes

Income taxes for the three months ended June 30, 2012, were SEK (109) million, representing an effective tax rate of 20%, consisting of current taxes of SEK (159) million and deferred taxes of SEK 50 million. Income taxes for the three months ended June 30, 2011, were SEK (66) million representing an effective tax rate of 13%, consisting of current taxes of SEK (76) million and deferred taxes of SEK 10 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

SIX MONTHS ENDED JUNE 30, 2012, COMPARED TO SIX MONTHS ENDED

JUNE 30, 2011

Revenues

Total revenues increased SEK 64 million to SEK 12,954 million in the six months ended June 30, 2012 from SEK 12,890 million in the six months ended June 30, 2011, as a result of increased revenues in all segments except the drilling and shipping segments and to a lesser extent the strengthening of the U.S. dollar and GBP against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations increased SEK 487 million, or 12%, to SEK 4,655 million in the six months ended June 30, 2012, from SEK 4,168 million in the six months ended June 30, 2011, mainly as an effect of higher freight haulage revenues as a consequence of increased freight volumes, particularly generated from the new routes in the Irish Sea acquired in 2011.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 333 million, or 9%, to SEK 3,316 million in the six months ended June 30, 2012, from SEK 3,649 million in the six months ended June 30, 2011, mainly due to the rigs Stena Clyde and Stena Spey, which both were unutilized the first two months of 2012. Revenues also decreased as an effect of the sale of the rig Stena Tay in the fourth quarter of 2011 and a contract at lower day rates for Stena DrillMAX, offset by the operation of the new DrillMAX vessel Stena DrillMAX Ice, which started to operate June 15, 2012, together with the strengthening of the U.S. dollar against the SEK. In local currency, revenues decreased 15% in the six months ended June 30, 2012, compared to the same period last year for the drilling operations.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 328 million, or 22%, to SEK 1,174 million in the six months ended June 30, 2012, from SEK 1,502 million in the six months ended June 30, 2011.

Revenues from crude oil tankers decreased SEK 621 million, or 58%, to SEK 448 million in the six months ended June 30, 2012, from SEK 1,069 million in the six months ended June 30, 2011, mainly reflecting the operation of our MR vessels as from April 2011 in the joint venture Stena Weco A/S in which the operating results are reported as a net revenue. The operating results from these vessels were previously reported gross, with revenues and operating expenses. Revenues have also been reduced as an effect of a reduced fleet, offset by the strengthening of the U.S. dollar against the SEK.

As from January 1, 2012, LNG is reported as a new business area within shipping in the Stena AB Group. During 2011, the LNG business area was reported within the crude oil tanker segment. Revenues from LNG operation increased SEK 356 million, or 3560%, to SEK 366 million in the six months ended June 30, 2012, from SEK 10 million in the six months ended June 30, 2011, because of that the first of our LNG carriers was put into operation in May 2011, and the other two were both put into operation in July 2011. Revenue was negatively impacted by Stena Blue Sky being out of operation for 14 days in April 2012 because of a broken mooring, waiting time in-between charters for Stena Crystal Sky, resulting in 10 days loss of revenue in May 2012, and a propulsion failure for Stena Crystal Sky resulting in 14 days off hire in June 2012.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 17 million, or 6%, in the six months ended June 30, 2012, to SEK 246 million from SEK 263 million in the six months ended June 30, 2011, mainly due to a weakening market with renegotiated charter contracts at lower day rates, offset by revenues generated by Highlanders from February 2011 and Stena Feronia from April 2011, respectively.

Revenues from Other Shipping decreased SEK 46 million, or 29%, to SEK 114 million in the six months ended June 30, 2012, from SEK 160 million in the six months ended June 30, 2011, mainly reflecting the receipt of USD 10 million (SEK 64.8 million) for a patent infringement in the first quarter of 2011.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 41 million, or 3%, to SEK 1,214 million in the six months ended June 30, 2012, from SEK 1,173 million in the six months ended June 30, 2011, mainly due to higher rental income as an effect of decreased vacancy rates for our commercial properties in Sweden together with rental income for two new commercial properties in London, purchased in July 2011 and January 2012, respectively, offset by increased vacancy rates in our property portfolio in the Netherlands.

Stena AB and Consolidated Subsidiaries

New Businesses Adactum. Revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 195 million, or 8%, to SEK 2,589 million in the six months ended June 30, 2012, from SEK 2,394 million in the six months ended June 30, 2011, mainly due to increased revenues from Blomsterlandet, which has increased its market share and also increased its number of shops together with favorable weather conditions in the early spring in Sweden. Revenues also increased as an effect of Ballingslöv’s acquisition of the Swedish company Macro, a manufacturer of shower systems, in the fourth quarter of 2011. Of the total revenues in the six months ended June 30, 2012, SEK 1,230 million related to Ballingslöv, SEK 751 million related to Blomsterlandet, SEK 549 million related to Envac and SEK 59 million related to Stena Renewable, as compared to SEK 1,129 million related to Ballingslöv, SEK 699 million related to Blomsterlandet, SEK 507 million related to Envac and SEK 58 million related to Stena Renewable in the six months ended June 30, 2011.

Other income

Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net gains of SEK 1 million for the six months ended June 30, 2012, as compared to gains of SEK 47 million for the six months ended June 30, 2011.

Net Gain on Sale of Vessels, Shipping. In the six months ended June 30, 2012 net gains of SEK 30 million were recorded on the sale of Stena Navigator, Stena Caledonia and Stena Caribbean. In the six months ended June 30, 2011, net gains of SEK 24 million were recorded on the sale of the vessels Stena Leader, Stena Pioneer and Stena Seafarer.

Net Gain on Sale of Properties. In the six months ended June 30, 2012 net gains of SEK 29 million were recorded. In the six months ended June 30, 2011, no properties were sold.

Direct operating expenses

Total direct operating expenses increased SEK 84 million, or 1%, to SEK 8,189 million in the six months ended June 30, 2012, from SEK 8,105 million in the six months ended June 30, 2011, mainly as a result of increased operating expenses in all segments except for the shipping and property segments together with the strengthening of the U.S. dollar and GBP against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 431 million, or 13%, to SEK 3,729 million in the six months ended June 30, 2012, from SEK 3,298 million in the six months ended June 30, 2011, mainly due to higher expenses for bunker fuel together with increased product and operating costs generated from new routes in the Irish Sea. Direct operating expenses for ferry operations for the six months ended June 30, 2012, were 80% of revenues, as compared to 79% for the six months ended June 30, 2011.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 36 million, or 2%, to SEK 1,497 million in the six months ended June 30, 2012, from SEK 1,461 million in the six months ended June 30, 2011. The increase mainly reflects that the rig Stena DrillMAX Ice started to operate on June 15, 2012 and extra costs during off hire period for Stena Clyde, offset by that the rig Stena Spey, which were unutilized for the first two months of 2012, together with the reduction of operating expenses reflecting the sale of the rig Stena Tay in the end of 2011. Operating expenses were also increased as a result of the strengthening of the U.S. dollar against the SEK. Direct operating expenses from drilling operations for the six months ended June 30, 2012, were 45% of drilling revenues, as compared to 40% for the six months ended June 30, 2011.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 552 million, or 46%, in the six months ended June 30, 2012, to SEK 643 million from SEK 1,195 million in the six months ended June 30, 2011.

Direct operating expenses associated with crude oil tankers decreased SEK 676 million, or 62%, to SEK 418 million in the six months ended June 30, 2012, from SEK 1,094 million in the six months ended June 30, 2011, principally because our MR vessels, as from April 2011, were operating in the joint venture Stena Weco A/S, in which the operating results are reported as net revenue. The revenues and operating expenses of these vessels were previously reported gross. Operating expenses were also reduced as a result of the decreased number of vessels operated, offset by the strengthening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the six months ended June 30, 2012, were 93% of revenues, as compared to 103% for the six months ended June 30, 2011. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and 5 years in advance, while revenues in the spot market vary with each voyage.

Stena AB and Consolidated Subsidiaries

During 2011 the LNG business area was reported within the crude oil tanker segment. Operating expenses from LNG operations increased SEK 80 million, to SEK 80 million in the six months ended June 30, 2012, from SEK 0 million in the six months ended June 30, 2011. The expenses include costs for the broken mooring on Stena Blue Sky in April 2012 and propulsion failure on Stena Crystal Sky in June 2012. Direct operating expenses from the LNG operations for the six months ended June 30, 2012, were 22% of LNG revenues. The first of our LNG carriers was put into operation in May 2011, with the two remaining carriers put into operation in July 2011.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 38 million, or 43%, to SEK 127 million in the six months ended June 30, 2012, from SEK 89 million in the six months ended June 30, 2011, mainly due to increased costs of new vessels operated. Direct operating expenses for Roll-on/Roll-off vessels for the six months ended June 30, 2012, were 52% of revenues, as compared to 34% for the six months ended June 30, 2011.

Direct operating expenses with respect to Other Shipping increased SEK 6 million or 50%, to SEK 18 million in the six months ended June 30, 2012 from SEK 12 million in the six months ended June 30, 2011. Direct operating expenses for Other Shipping for the six months ended June 30, 2012 were 16% of revenues, as compared to 8% for the six months ended June 30, 2011.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations decreased SEK 6 million, or 1%, to SEK 439 million in the six months ended June 30, 2012, from SEK 445 million in the six months ended June 30, 2011, mainly due to reduced operating expenses as a consequence of lower cost for heating due to a warmer spring in 2012, offset by operating expenses for the two new commercial properties in London and by increased vacancy rates in our property portfolio in the Netherlands. Direct operating expenses for property operations for the six months ended June 30, 2012 were 36% of property revenues, as compared to 38% for the six months ended June 30, 2011.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations increased SEK 173 million, or 10%, to SEK 1,878 million in the six months ended June 30, 2012, from SEK 1,705 million in six months ended June 30, 2011, mainly as an effect of Ballingslöv’s acquisition of the Swedish company Macro, a manufacturer of shower systems, in the fourth quarter of 2011. Operating expenses also increased due to raised cost for goods sold in Blomsterlandet, which has increased its market share and also increased its number of shops. Of the total operating expenses SEK 811 million related to Ballingslöv, SEK 648 million related to Blomsterlandet, SEK 408 million related to Envac and SEK 11 million related to Stena Renewable in the six months ended June 30, 2012, as compared to SEK 728 million related to Ballingslöv, SEK 599 million related to Blomsterlandet, SEK 368 million related to Envac and SEK 10 million related to Stena Renewable in the six months ended June 30, 2011. Direct operating expenses for Adactum operations for the six months ended June 30, 2012, were 73% of revenues, as compared to 71% for the six months ended June 30, 2011.

Selling and administrative expenses

Selling and administrative expenses decreased SEK 17 million, or 1%, to SEK 1,635 million in the six months ended June 30, 2012, from SEK 1,652 million in the six months ended June 30, 2011. Total selling and administrative expenses in the six months ended June 30, 2012, were 13% of total revenues, same as for the six months ended June 30, 2011.

Depreciation and amortization

Depreciation and amortization charges increased SEK 97 million, or 6%, to SEK 1,812 million in the six months ended June 30, 2012, from SEK 1,715 million in the six months ended June 30, 2011, mainly as a result of increased depreciation charges of new vessels delivered, offset by reduced depreciation charges for the drilling segment as an effect of the sale of the drilling rig Stena Tay in the fourth quarter of 2011. The strengthening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in U.S. dollars, contributed to the increase in depreciation and amortization charges.

Financial income and expense

Financial income and expense decreased by SEK (402) million to SEK (1,019) million in the six months ended June 30, 2012, from SEK (617) million in the six months ended June 30, 2011.

Share of affiliated companies’ results in the six months ended June 30, 2012, refers to the Company’s portion of the results of Midsona AB (publ), Gunnebo AB (publ), MPP MediaTec Group AB and Silurian Hallwood Plc.

Stena AB and Consolidated Subsidiaries

As of June 30, 2012, the Company’s interest in the capital of Midsona was 23.1%, its interest in the capital of Gunnebo was 26.1%, its interest in the capital of MediaTec was 42.8% and its interest in the capital of Silurian Hallwood was 29%. As of June 30, 2011, the Company’s interest in the capital of Midsona was 23.1%, its interest in the capital of Gunnebo was 26.1% and its interest in the capital of MediaTec was 42.8%.

Net gain (loss) on securities in the six months ended June 30, 2012, was SEK (13) million, of which SEK (29) million related to net realized losses on marketable securities and equity securities and investments in Special Purpose Entities (“SPEs”), SEK (32) million related to net unrealized losses on marketable securities and SEK 47 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the six months ended June 30, 2011 was SEK 192 million, of which SEK 95 million related to net realized gains on marketable securities and equity securities and investments in SPEs, SEK 55 million related to net unrealized gains on marketable securities and SEK 42 million related to the termination of the financial lease of Stena Carron.

Interest income decreased by SEK 8 million to SEK 230 million in the six months ended June 30, 2012 from SEK 238 million in the six months ended June 30, 2011, due to increased interest income mainly from fixed interest instruments offset by decreased interest income related to investments in SPEs. Interest income related to investments in SPEs, included in total interest income decreased SEK 40 million to SEK 89 million in the six months ended June 30, 2012, from SEK 129 million in the six months ended June 30, 2011, due to the CDO 2002 investment being unwound during 2011.

Interest expense increased by SEK (248) million to SEK (1,158) million in the six months ended June 30, 2012 from SEK (910) million in the six months ended June 30, 2011 reflecting higher debt outstanding. Interest expense for investments in SPEs in the six months ended June 30, 2012, increased SEK (6) million to SEK (31) million from SEK (25) million in the six months ended June 30, 2011.

During the six months ended June 30, 2012, the Company had foreign exchange losses, net of SEK (27) million. During the six months ended June 30, 2011, the Company had foreign exchange losses, net of SEK 0 million.

Other financial income/(expense), net of SEK (101) million for the six months ended June 30, 2012, includes above all SEK (119) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK 18 million related to bunker hedges. Other financial income (expense) of SEK (189) million for the six months ended June 30, 2011 includes SEK (111) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (78) million related to bunker hedges.

Income taxes

Income taxes for the six months ended June 30, 2012, were SEK (33) million, representing an effective tax rate of 20%, consisting of current taxes of SEK (123) million and deferred taxes of SEK 90 million. Income taxes for the six months ended June 30, 2011, were SEK (71) million, representing an effective tax rate of 20% consisting of current taxes of SEK (104) million and deferred taxes of SEK 33 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

Our liquidity requirements principally relate to servicing of debt, financing the purchase of vessels and other assets and funding of working capital. We meet our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements.

As of June 30, 2012, we had total cash and marketable securities of SEK 9,401 million as compared with SEK 7,720 million as of December 31, 2011.

For the six months ended June 30, 2012, cash flows provided by operating activities amounted to SEK 598million, as compared to SEK 2,161 million in the first six months ended June 30, 2011. For the six months ended June 30, 2012, cash flows used in investing activities amounted to SEK (8,202) million, including SEK (7,715) million related to capital expenditures, as compared to SEK (4,958) million, including SEK (6,857) million related to capital expenditures, in the six months ended June 30, 2011. Cash flows provided by financing activities for the six months ended June 30, 2012 amounted to SEK 8,082 million, as compared to SEK 2,804 million in the six months ended June 30, 2011.

As of June 30, 2012, total construction in progress was SEK 998 million, as compared to SEK 5,614 million as of December 31, 2011. The remaining capital expenditure commitment for newbuildings on order as of June 30, 2012, was SEK 265 million, of which SEK 0 million and SEK 265 million is due during 2012 and 2013, respectively. The financing remains to be arranged. The Company plans to finance the remainder of this unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans and other financing arrangements.

As of June 30, 2012 total interest bearing debt was SEK 58,095 million, excluding debt in SPEs, as compared with SEK 49,501 million as of December 31, 2011. As of June 30, 2012 total interest bearing debt in SPEs was SEK 4,116 million as compared with SEK 4,143 million as of December 31, 2011.

As of June 30, 2012, $840 million was utilized under our $1 billion revolving credit facility, including $27 million used for issuing bank guarantees and letters of credit. As of December 31, 2011, $776 million was utilized under our $1 billion revolving credit facility, of which $26 million was used for issuing bank guarantees and letters of credit.

As of June 30, 2012, $133 was utilized under the $200 million revolving credit facility entered into by Stena Royal S.àr.l. (“Stena Royal”) as compared to $32 million as of December 31, 2011.

As of June 30, 2012, SEK 0 million of the SEK 450 million facility in Adactum was utilized compared to SEK 450 million as of December 31, 2011.

During 2010 we entered into a new SEK 6,660 million revolving credit facility with Svenska Handelsbanken and Nordea and guaranteed by EKN. This facility was utilized with SEK 2,074 million as of June 30, 2012, and unutilized as of December 31, 2011.

We believe that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

For the six months ended June 30, 2012, Restricted Group Data represents the selected consolidated financial information excluding (i) the property business segment (other than two small properties), (ii) the business segment of Adactum, whose activities consist primarily of investing in companies outside our traditional lines of business, and (iii) our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd. Our real estate operations and the business of Adactum are conducted through various subsidiaries. For purposes of the indentures under which our Senior Notes were issued, real estate business and new businesses, Adactum, together with our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd, are designated as unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

As of June 30, 2012, we had outstanding $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017, €102 million principal amount of Senior Notes due 2019 and €200 million principal amount of Senior Notes due 2020.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.9632, the noon buying rate on June 30, 2012.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted Group

	Six month period ended
	June 30, 2011	June 30, 2012
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	4,168	4,655	669
Drilling	3,649	3,316	476
Shipping	1,502	1,174	169
Property	4	4	1
Other	4	6	1

Total revenues	9,327	9,155	1,316

Net gain on sales of assets	24	28	4

Total other income	24	28	4

Direct operating expenses:
Ferry operations	(3,298)	(3,729)	(536)
Drilling	(1,461)	(1,497)	(215)
Shipping	(1,195)	(643)	(92)
Property	(2)	(2)	0
Other	(1)	(4)	(1)
Total direct operating expenses	(5,957)	(5,875)	(844)

Selling and administrative expenses	(1,106)	(1,075)	(155)
Depreciation and amortization	(1,611)	(1,706)	(245)

Total operating expenses	(8,674)	(8,656)	(1,244)

Income/(loss) from operations	677	527	76

Net financial income and expenses:
Dividends received	16	10	1
Net gain (loss) on securities	40	41	6
Interest income	137	142	20
Interest expense	(585)	(754)	(108)
Foreign exchange gains (losses), net	(1)	(17)	(2)
Other financial income (expenses), net	(129)	(64)	(9)

Total financial income and expenses	(522)	(642)	(92)

Income/(loss) after financial income and expenses	155	(115)	(16)

Non-controlling interest	(3)	0	0

Income/(loss) before tax	152	(115)	(16)

Income taxes	52	103	15

Net income/(loss)	204	(12)	(1)

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2011	June 30, 2012
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	772	762	109
Tangible fixed assets:
Vessels	34,185	43,069	6,185
Construction in progress	4,826	316	45
Equipment	1,492	1,798	258
Ports	1,795	1,889	271
Property	569	454	65

Total tangible fixed assets	42,867	47,526	6,824
Financial fixed assets:
Marketable securities	588	658	94
Intercompany accounts, noncurrent	6,570	5,799	833
Other assets	8,976	9,351	1,343

Total noncurrent assets	59,773	15,808	2,270

Current assets:
Inventories	229	241	35
Trade debtors	2,533	2,454	352
Other receivables	1,403	1,969	283
Intercompany accounts, current	—	425	61
Prepaid expenses and accrued income	1,022	2,594	373
Short-term investments	2,417	2,489	357
Cash and cash equivalents	809	1,393	201

Total current assets	8,413	11,565	1,662

Total assets	68,186	75,661	10,865

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	24,251	24,048	3,454

Equity attributable to shareholders of the company	24,256	24,053	3,455
Non-controlling interest	109	110	16

Total Equity	24,365	24,163	3,471

Noncurrent liabilities:
Deferred income taxes	1,115	963	137
Other provisions	2,221	1,795	258
Long-term debt	24,387	31,797	4,566
Senior notes	6,236	6,162	885
Capitalized lease obligations	1,475	1,339	192
Other noncurrent liabilities	1,242	1,019	146

Total noncurrent liabilities	36,676	43,075	6,184
Current liabilities:
Short-term debt	1,786	2,249	323
Capitalized lease obligations	219	214	31
Trade accounts payable	517	757	109
Income tax payable	57	63	9
Other liabilities	1,751	2,238	321
Intercompany liabilities	850	—	—
Accrued costs and prepaid income	1,965	2,902	417

Total current liabilities	7,145	8,423	1,210

Total shareholders’ equity and liabilities	68,186	75,661	10,865

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Six month period ended
	June 30, 2011	June 30, 2012
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income/(loss)	204	(12)	(1)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	1,611	1,706	245
Gain on sale assets	(40)	(28)	(4)
(Gain) loss on securities, net	(24)	(41)	(6)
Unrealized foreign exchange (gains) losses	255	(346)	(50)
Deferred income taxes	(116)	(182)	(26)
Non-controlling interest	3	0	0
Other non-cash items	153	(211)	(30)
Provision for pensions	(201)	(178)	(26)
Net cash flows from trading securities	49	(57)	(8)
Changes in working capital	(9)	(1,181)	(169)

Net cash provided by/used in operating activities	1,885	(530)	(75)

Net cash flows from investing activities:
Purchase of intangible assets	(16)	(17)	(2)
Cash proceeds from sale of property, vessels and equipment	79	156	22
Capital expenditure on property, vessels and equipment	(6,293)	(6,396)	(918)
Purchase of subsidiaries, net of cash acquired	(119)	0	0
Proceeds from sale of securities	109	37	5
Purchase of securities	(85)	(77)	(11)
Other investing activities	(137)	45	6

Net cash used in investing activities	(6,462)	(6,252)	(898)

Net cash flows from financing activities:
Proceeds from issuance of debt	29	6,138	881
Principal payments on debt	(591)	(693)	(99)
Net change in borrowings on line-of-credit agreements	3,704	2,437	350
Principal payments on capital lease obligations	(44)	(148)	(21)
Net change in restricted cash accounts	958	(46)	(7)
Intercompany accounts	773	62	9
Dividend paid	(240)	(260)	(37)
Other financing activities	174	(120)	(17)

Net cash provided by financing activities	4,763	7,370	1,059

Effect of exchange rate changes on cash and cash equivalents	23	(4)	(1)

Net change in cash and cash equivalents	209	584	85

Cash and cash equivalents at beginning of period	727	809	116

Cash and cash equivalents at end of period	936	1,393	201

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Six month period ended
	June 30, 2011	June 30, 2012
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	2,425	2,375	341

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, non-controlling interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms to the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and reconciliation to net cash provided by operating activities is presented below:

	Six month period ended
	June 30, 2011	June 30, 2012
	SEK	SEK	$
	(in millions)
Income from operations	677	527	76
Adjustments:
Interest income	137	142	20
Depreciation and amortization	1,611	1,706	245
Adjusted EBITDA	2,425	2,375	341
Adjustments:
Gain on sale of vessels	(24)	(28)	(4)
Net cash flows from trading securities	49	(57)	(8)
Interest expenses	(585)	(754)	(108)
Unrealized foreign exchange (gains) losses	255	(346)	(50)
Provisions for pensions	(201)	(178)	(26)
Other non cash items	153	(211)	(30)
Changes in working capital	(9)	(1,181)	(169)
Other items	(178)	(150)	(21)

Net cash provided by operating activities	1,885	(530)	(75)